
March 9, 2022

Mark A. Cole
Chief Executive Officer
The Docs, Inc.
5235 S. Durango Dr., Suite 103
Las Vegas, NV 89113

> **Re: The Docs, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 10, 2022**
> **File No. 333-252720**

Dear Mr. Cole:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note you identify yourself as an emerging growth company as defined in the Jobs Act on the cover page of the filing. Please also disclose on the cover page whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act.

Financial Statements, page F-1

2. In accordance with Rule 8-08 of Regulation S-X, please update your financial statements, and related disclosures throughout the filing, for the three months ended December 31, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas C. Cook, Esq.